Exhibit 21

SUBSIDIARIES OF KOS PHARMACEUTICALS, INC.

NAME	JURISDICTION OF INCORPORATION
Aeropharm Technology, Inc.	Delaware

Kos Life Sciences, Inc.	Delaware

IEP Pharmaceutical Devices, Inc.	Florida*

* Wholly-owned by Aeropharm Technology, Inc.